A.B 3/3

08026440

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52278

SEC Mail Processing Section
FEB 27 2008
Washington, DC 104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MMIDDIYY) ANDENDING 12/31/07 (MMIDDIYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BondDesk Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Ave 22nd Floor
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann DiGiorgio 760-431-3419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if* individual, *state last, first,* middle name)

One California Street Suite 2300 San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond ıl tt fı displaysa tł lid OMB t r

8-3-8

OATH OR AFFIRMATION

I, Ahn DiGiorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BondDesk Trading LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Diego
Subscribed and sworn to (or affirmed)
before me on this 18 day of FEB.
20 08 by ANN DIGIORGIO
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Notary Public

OFFICIAL SEAL
SOHEIL BORHAN
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1593253
SAN DIEGO COUNTY
MY COMM. EXP. JUNE 29, 2009

Financial Statements and

Report of Independent Certified Public Accountants

BondDesk Trading LLC

(a wholly-owned subsidiary of BondDesk Group LLC)

December 31, 2007

SEC
Mail Processing
Section

FEB 2 7 2008

Washington, DC
104

CONTENTS

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Member of
BondDesk Trading LLC (a wholly-owned subsidiary of BondDesk Group LLC)

We have audited the accompanying statement of financial condition of BondDesk Trading LLC (the "Company") as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondDesk Trading LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

San Francisco, California
February 21, 2008

One California Street
Suite 2300
San Francisco, CA 94111
T 415.986.3900
F 415.986.3916
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 2,407,289
Usage fees receivable, net	6,629,303
Receivable from clearing broker	41,926
Due from BondDesk Group LLC	29,388,503
Other assets	633,360
Property and equipment, net	286,412
Total assets	$ 39,386,793
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 278,305
Total liabilities	278,305
Member's equity	39,108,488
Total liabilities and member's equity	$ 39,386,793

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF INCOME

Year ended December 31, 2007

Revenues	
Usage fees, net	$ 39,468,686
Trading revenue	1,030,159
Interest	77,306
Total revenues	40,576,151
Expenses	
Service fees	13,083,254
Salary and related expense	4,564,759
Data & data communications	1,390,289
Promotional fees	380,223
Professional fees	180,454
Occupancy expense	410,474
Telecommunication	162,448
Office supplies & expenses	129,836
Clearing charges	233,249
Transaction charges	109,644
Regulatory expense	9,070
Membership fees	55,924
Travel expense	389,496
Depreciation	146,409
Other expenses	290,062
Total expenses	21,535,591
Net income	$ 19,040,560

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2007

Member's equity, January 1, 2007	$ 28,317,928
Distribution to member	(8,250,000)
Net income	19,040,560
Member's equity, December 31, 2007	$ 39,108,488

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 19,040,560
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	146,409
Loss on disposal of fixed asset	1,342
Net changes in assets and liabilities:	
Usage fees receivable	(1,402,993)
Receivable from clearing broker	(41,926)
Fails-to-deliever	723,999
Fails-to-receive	(723,439)
Other assets	(70,523)
Accounts payable and accrued liabilities	153,275
Net cash provided by operating activities	17,826,704
Cash flows from investing activities	
Purchases of property and equipment	(22,667)
Net cash used in investing activities	(22,667)
Cash flows from financing activities	
Due from BondDesk Group LLC	(10,166,273)
Distribution to member	(8,250,000)
Net cash used in financing activities	(18,416,273)
Net decrease in cash	(612,236)
Cash and cash equivalents, beginning of year	3,019,525
Cash and cash equivalents, end of year	$ 2,407,289

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 - ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a Limited Liability Corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.). The Company is a wholly owned subsidiary of BondDesk Group LLC ("BondDesk") a Delaware Limited Liability Company, which in turn is wholly owned by NBD Holdings Corp. The Company's primary business is to operate, for its broker/dealer clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities. In August 2003, BondDesk Trading established a riskless principal division, titled BondDesk Direct. BondDesk Direct provides execution services to small and mid-sized dealers. For the year ended December 31, 2007, trading revenue related to this activity was approximately $976,000. In February 2007, the Company established another riskless principal division, titled BondDesk Institutional that provides execution services on a non-disclosed basis for institutional customers. Revenue related to this division was approximately $507,000 for the year ended December 31, 2007, consisting of $54,000 in trading revenue and $453,000 in usage fee revenue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash consists of money market deposits held at a large financial institution.

Usage Fees Receivable

The Company evaluates the collectibility of usage fees receivable on an ongoing basis and records a provision to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2007, the Company did not have an allowance for bad debts recorded as it determined all receivables to be collectible.

Fails-To-Deliver and Fails-To-Receive

Fails to deliver and Fails to receive balances arise as a result of the activities of BondDesk Direct. BondDesk Direct acts as an agent, simultaneously buying and selling the same security from separate counterparties, without ever taking a long or short position. Marking to market is not required as any price changes flow through to the seller and buyer. For regulatory purposes, these services are considered riskless transactions. Fails are adjusted when the parties involved settle the transaction. In October of 2007, BondDesk transitioned its clearing function to a clearing broker on a fully disclosed basis.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

Financial Instruments

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2007.

During 2006, the Depository Trust Company ("DTC") required all members to purchase shares in the DTC. In March 2006, the Company purchased 1.47597 shares for $5,324. As of December 31, 2007, no unrealized gains or losses have been reported as there is no readily available market to determine the fair value of DTC shares. The carrying value of the Company's investment in the DTC has been recognized as a component of other assets in the Company's Statement of Financial Condition. Dividend income of $77 related to this investment is included in interest income. As a result of the change to third party clearing, the account at DTC has been closed and liquidation of the DTC shares is anticipated in the first quarter of 2008.

Off Balance-Sheet Risk and Concentration of Credit Risk

The Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2007.

Revenue Recognition

Usage fees revenue and related expenses from broker/dealer securities transactions are recorded on a trade date basis. Usage fees are presented in the Statement of Income, net of discounts to customers of $269,341 for 2007.

Discounts are issued to customers as a result of contractual provisions or trade count adjustments. The Company applies a standard rate against trading revenue to accrue for estimated discounts. The balance in the allowance for trading adjustments account, reflected as a reduction in usage fees receivables, at December 31, 2007 was $134,892 representing estimated unissued credits related to 2007 revenue.

Customers' securities transactions (trading revenue) and related usage fee revenue and expenses are reported on a settlement date basis.

NOTE 3 – OTHER ASSETS

Other assets include approximately $382,000 in deposits and related interest from several financial institutions that were required when the Company's BondDesk Direct division was self-clearing securities. These deposits will be refunded in early 2008 as a result of the change from self-clearing to third party clearing of securities.

NOTE 4 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2007

Computer equipment and software	$ 427,233
Furniture and equipment	139,554
Leasehold improvements	353,063
	919,850
Less: accumulated depreciation	(633,438)
	$ 286,412

NOTE 5 – OPERATING LEASE OBLIGATIONS

The Company's financial statements reflect expenses related to two operating leases, the New York office lease and the Carlsbad office lease. These leases are the obligation of BondDesk Group who has adequate resources independent of the broker dealer to pay the obligation. These fees are reflected on the Company's financial statements in accordance with an expense-sharing agreement with BondDesk. The Carlsbad lease includes an escalation clause requiring pro rata share of increases in operating expenses and real estate taxes of the building above a 2005 base year.

Future minimum rental commitments under such leases are as follows:

Year Ending December 31,

2008	$ 391,786
2009	394,211
2010	383,992
2011 & thereafter	188,125
	$ 1,358,144

Rent expense for the year ended December 31, 2007 was $410,474.

NOTE 6 - INCOME TAXES

No provision is made in the financial statements of the Company for income taxes. As a limited liability wholly-owned subsidiary of BondDesk all net income or losses of the Company are passed through to BondDesk in accordance with the Internal Revenue Code and applicable state laws. However, the Company was subject to entity level state and city taxes of $133,811 in 2007, which has been included as part of other expenses in the accompanying Statement of Income.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides services for entities that have an ownership interest in BondDesk. The number of such relationships decreased significantly with the merger of BondDesk Group with NBD Holdings in August of 2006. Total usage fees earned by the Company for related party services was approximately $526,000 for the year ended December 31, 2007, and is included in usage fees revenue. The total amount receivable from related parties for usage fees receivables at December 31, 2007 was approximately $50,100.

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company. The total expense pursuant to the expense-sharing and licensing agreements was approximately $18.5 million during the year ended December 31, 2007.

The Company deposits amounts received from its customers into a centralized lockbox which transmits funds directly into a BondDesk account. Such cash receipts, net of amounts payable to BondDesk pursuant to the expense-sharing and licensing agreements has resulted in a receivable from BondDesk of approximately $29 million as of December 31, 2007.

A certificate of deposit ("CD") is being held as a security deposit on the New York office lease agreement for $80,625, an amount equivalent to three months rent. The CD is held in the name of BondDesk Group on behalf of the Company.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $2,251,234 which was $2,151,234 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 12.36% at December 31, 2007. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 8-1/3% of aggregate indebtedness or if its net capital is less than 120% of its required minimum amount.

Proprietary accounts, the assets held at the clearing broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

SUPPLEMENTAL SCHEDULE

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL

December 31, 2007

Net capital	
Member's equity	$ 39,108,488
Non-allowable assets:	
Usage fees receivable	6,629,303
Due from BondDesk Group LLC	29,388,503
Property and equipment, net	286,412
Other assets	553,036
Net capital before haircuts on aged fails	2,251,234
Haircut on aged fails	-
Net capital	$ 2,251,234
Aggregate indebtedness	$ 278,305
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness (A)	$ 18,555
Minimum dollar net capital requirement (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 2,151,234
Ratio of aggregate indebtedness to net capital	12.36%

There are no differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Reports as of December 31, 2007, as amended.

Grant Thornton

Accountants and Business Advisors

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Member of
Bond Desk Trading LLC:

In planning and performing our audit of the financial statements and supplemental schedule of BondDesk Trading LLC (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

One California Street
Suite 2300
San Francisco, CA 94111
T 415.986.3900
F 415.986.3916
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 21, 2008

END